

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2011

Via Email
Mr. Theodore Gazulis
Resolute Energy Corporation
Chief Financial Officer
1675 Broadway, Suite 1950
Denver, CO 80202

> **Re:** **Resolute Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 15, 2011**
> **Form 8-K**
> **Filed March 15, 2011**
> **File No. 1-34464**

Dear Mr. Gazulis:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Business and Properties, page 1

1.   We are unable to locate the disclosures required by Items 1205 and 1207 of Regulation S-K. In addition, it does not appear that information regarding productive wells is provided separately for oil and gas as required by Item 1208(a) of Regulation S-K. Please modify to provide these disclosures, or tell us where such information is located within your document.

Financial Statements

Notes to Consolidated Financial Statements

Note 15 – Supplemental Oil and Gas Information (unaudited), page F-26

Oil and Gas Reserve Quantities, page F-27

2.   Please modify your disclosure to separately present proved undeveloped reserves as of the beginning and end of the year as required by FASB ASC 932-235-50-4.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-27

3.   We note from the table on the bottom of page F-28 that net proved oil and gas properties balance as of December 31, 2010 (i.e., $632,054) appear to exceed your standardized measure of discounted future net cash flows (i.e., $587,000). Please tell us the reasons why this is the case and whether you considered the need to record an impairment of your oil and gas properties. Refer to Rule 4-10(c)(4) of Regulation S-X.

Exhibit 31 – Section 302 Certifications

4.   We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

- The titles of the certifying individuals should be removed from the introductory paragraph;
- The head note to paragraph 4 should include a reference to "internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f));" and
- The disclosure required by paragraph 4b was omitted.

Please revise your certifications to address each of the matters noted above.

5.   In connection with the preceding comment, please confirm to us that the inclusion of the titles of the certifying individuals is not intended to limit the capacity in which such individuals provided the certifications.

Form 8-K filed March 15, 2011

6.   We note you present an EBITDA measure and a corresponding reconciliation to net income (loss). However, the amount presented as EBITDA includes adjustments for items such as stock-based compensation, unrealized losses on commodity derivative instruments, and ceiling write-downs of oil and gas properties. As such, it does not appear that the amounts presented conform to the measure EBITDA as it is specifically

defined. Please confirm that you will revise future disclosures to reflect EBITDA or that you will more accurately depict the non-GAAP measure you are presenting (i.e., adjusted EBITDA as described on page 50 of your Form 10-K for the fiscal year ended December 31, 2010).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief